UNITED STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 1-9700

A.	Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN 211 Main Street San Francisco, CA 94105

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION 3000 Schwab Way Westlake, TX 76262

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2021 and 2020, have been prepared in accordance with the financial reporting requirements of ERISA.

SchwabPlan
Retirement Savings
and Investment Plan
EIN: 94-3025021
Plan Number: 002

Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021, Supplemental Schedule as of December 31, 2021 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Table of Contents

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021		3

Notes to Financial Statements as of December 31, 2021 and 2020 and for the Year Ended December 31, 2021		4 - 9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2021		10

EXHIBIT INDEX		11

SIGNATURE		12

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of SchwabPlan Retirement Savings and Investment Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SchwabPlan Retirement Savings and Investment Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule listed in the Table of Contents as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Dallas, Texas
June 8, 2022
We have served as the auditor of the Plan since 1999.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available For Benefits

December 31,	2021	2020
Assets
Investments — at fair value:
Mutual funds	$4,554,518,328	$3,812,808,731
Self-directed brokerage accounts	1,740,838,770	1,466,451,008
Common stock funds of The Charles Schwab Corporation	869,633,073	607,542,124
Cash and cash equivalent	231,248,480	212,760,652
Total investments	7,396,238,651	6,099,562,515

Receivables:
Participant notes receivable	76,023,098	76,138,940
Accrued dividends and interest	731,756	535,080
Total receivables	76,754,854	76,674,020
Total assets	7,472,993,505	6,176,236,535

Liabilities
Total liabilities	—	—
Net Assets Available for Benefits	$7,472,993,505	$6,176,236,535

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Changes In Net Assets Available for Benefits

Year Ended December 31,	2021
Additions to Net Assets Available for Benefits
Investment income:
Net appreciation in fair value of investments	$1,000,594,153
Dividends and interest	176,360,163
Total net investment income	1,176,954,316

Contributions:
Participants’ salary deferral and rollover	409,555,845
Net employer contributions	186,587,487
Total contributions	596,143,332
Interest income on participant notes receivable	3,600,800
Total additions to Net Assets Available for Benefits	1,776,698,448

Deductions from Net Assets Available for Benefits
Distributions to participants	(477,895,136)
Administrative expenses	(2,046,342)
Net increase in Net Assets Available for Benefits	1,296,756,970

Net Assets Available For Benefits
Beginning of year	6,176,236,535
End of year	$7,472,993,505

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

1.     Plan Description

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2021, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a 401(k) salary deferral program sponsored by The Charles Schwab Corporation (CSC or the Company) and covers all eligible employees of CSC and participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

401(k) Salary Deferral Program

Eligible employees may participate in the 401(k) salary deferral program upon their hire date. Employees who do not enroll are automatically enrolled at a pre-tax contribution rate of 6% and may stop contributions to the Plan at any time. Participants may elect to have up to 50% of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($19,500 for 2021). Such contributions may be matched by CSC’s contribution (Basic Match) equal to $250 on the first dollar contributed and 100 percent of salary deferred, up to a maximum of 5% of eligible compensation. The Plan features an Annual Savings Adjustment Program that automatically increases current 401(k) contribution elections by 1% each year until the total contribution election reaches 15%. Eligible employees can choose to opt out at any time. The Plan also permits eligible participants who will reach age 50 or older before the end of the calendar year to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($6,500 for 2021). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided by CSC in 2021. The Basic Match allocation is based on the participant’s salary deferral contribution and eligible compensation.

Employees eligible to participate in the 401(k) salary deferral program are allowed to elect and make Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) after-tax contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC may match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. Any of CSC’s Roth 401(k) match contributions are made on a pre-tax basis and will be taxable to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC’s performance may also be made. CSC’s Profit Contribution, if any, is made in full or by installments in the subsequent year, at the Board of Directors’ discretion. A participant must be an eligible employee on the last workday of the year to receive a Profit Contribution for that Plan year, have compensation not exceeding a dollar amount specified by the Board of Directors, and have completed a minimum number of hours of service (not to exceed 1,000 hours) specified by the Board of Directors. If a participant terminates employment during the year due to death, retirement, or disability as defined in the Plan, the participant is eligible to receive the Profit Contribution for that Plan year, if made. The Profit Contribution allocation, if made, is based on eligible compensation while an employee during the Plan year. No Profit Contribution was made by CSC in 2021.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, the Basic Match, the Profit Contribution, if any, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be accumulated from the participant’s vested account.

Investment Options

Participants have the option of investing in the index mutual funds according to an investment strategy developed through third-party personalized advice or on their own. The managed account service integrates independent, third-party advice from Morningstar Investment Management, LLC, and personal factors, such as participants’ current 401(k) plan account balance, savings rate, and expected retirement age to create a personalized investment strategy.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
As of December 31, 2021, participants had 16 core investment options, which included mutual funds that cover stocks and bonds, common stock funds of CSC, and a money market fund.

The Plan also offers a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the core investment options. Participants are responsible for paying trading fees and commissions, when applicable, in their PCRAs. PCRA investments are regulated by ERISA and Plan policies. Participants may choose to invest all or part of their Plan balance in a PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable

Participants may borrow a minimum of $1,000 up to a maximum of the lower of: 50 percent of their 401(k) account balances, or $50,000 reduced by their highest outstanding loan balance for the preceding 12 months. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant’s account and bears interest at a rate equal to the prime rate at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting

Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Vesting of the discretionary Profit Contribution is dependent upon the participants’ number of years of service: 1 Year of Service – 0%; 2 Years of Service – 25%; 3 Years of Service – 50%; and 4 Years of Service or more – 100%. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions

A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including death, disability, or retirement. If a terminated participant’s vested balance does not exceed $1,000, distribution will only be paid to the participant in a lump-sum upon termination with no option to postpone payment. For vested amounts of $1,000 or more participants may elect different distribution options as defined by the Plan document. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. Once distributed to the participant, the hardship distribution cannot be deposited back into the participant’s account. The Plan also allows a terminating participant to receive a distribution in-kind to a brokerage account with Charles Schwab & Co., Inc. (CS&Co), an indirect wholly-owned subsidiary of CSC, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in CSC’s common stock through investment in CSC’s unitized stock funds.

Forfeitures

Participants forfeit any nonvested portion of any discretionary Profit Contribution upon termination of employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. Participants must also forfeit any Basic Match made in error. Forfeitures of any discretionary Profit Contributions or Basic Match arising during the Plan year are generally used to reduce the amount of the employer contribution for that year. During 2021, the forfeiture amounts used to reduce the employer contribution were not material.

Administrative Expenses

The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC and its subsidiaries.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
Termination of the Plan

CSC has the right under the Plan document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants’ account balances will become fully vested and account balances shall be paid in accordance with the Plan terms.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results may differ from these estimates.

Risks and Uncertainties

The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

The Plan’s investments are stated at fair value. Fair value in relation to the Plan investments is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of CSC. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management’s judgment about the assumptions market participants would use in pricing the security. Where inputs used to measure fair value of a security are from different levels of the hierarchy, the security is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

•Level 1 inputs are quoted prices in active markets as of the measurement date for identical securities that CSC has the ability to access.

•Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, and inputs other than quoted prices that are observable for the security, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

•Level 3 inputs are unobservable inputs for the security, and include situations where there is little, if any, market activity for the security.

Investments classified as Level 2 include positions that are not traded in active markets and/or are subject to transfer restrictions. The Plan did not adjust any valuations to reflect entity-specific illiquidity or non-transferability at December 31, 2021 or 2020.

CSC’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the year. Shares of mutual funds and the money market fund are valued at the quoted net asset value of shares held by the Plan at

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
year end. Investments held in a PCRA are valued using quoted market prices at year end, when available. When quoted prices do not exist, investments are valued using quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statement of changes in net assets available for benefits.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans are considered delinquent upon becoming 90 days past due as to interest or principal. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. The day-to-day operation of the Plan involves expenses for basic administrative services, such as plan recordkeeping, accounting, and legal and trustee services, which are necessary for administering the Plan as a whole. Additional services, such as telephone voice response systems, access to a customer service representative, educational seminars, retirement planning software, investment advice, electronic access to plan information, daily valuation, and online transactions, can result in additional administrative expenses. The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds and other revenue to CS&Co from recordkeeping and related services are used to offset administrative fees. The remaining administrative fees associated with the Plan are paid by CSC and its subsidiaries.

3.     Party in Interest Transactions

The party in interest transactions described below are covered by exemptions from the prohibited transaction provisions of ERISA and the IRC. CSC, the Plan Sponsor as defined in ERISA 3(16)(B), provides services to the Plan through its separate but affiliated companies and subsidiaries. Under the Plan, CS&Co serves as the Named Fiduciary and Plan Administrator as defined in ERISA 402(a) and ERISA 3(16)(A), respectively. CS&Co also provides brokerage products and services, including a PCRA. Schwab Retirement Plan Services, Inc., a wholly-owned subsidiary of CSC, provides recordkeeping and related services to the Plan. Charles Schwab Trust Bank, a wholly-owned subsidiary of CSC, provides the Plan with trust and custody services and deposit products. Charles Schwab Investment Management, Inc., provides investment management services to proprietary funds offered as investment options in the Plan.

At December 31, 2021 and 2020, the Plan held 10,262,934 and 11,398,421 shares, respectively, of CSC common stock. The dividend income earned on the CSC common stock held by the Plan was $7,657,758 for the year ended December 31, 2021.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
4.     Fair Value Measurements

For a description of the fair value hierarchy and the Plan’s fair value methodologies, see Note 2.

The following tables present the fair value hierarchy for the Plan’s investments measured at fair value:

				Balance at
December 31, 2021	Level 1	Level 2	Level 3	Fair Value
Investments:
Mutual funds	$4,554,518,328	$—	$—	$4,554,518,328
Self-directed brokerage accounts	1,727,028,156	13,810,614	—	1,740,838,770
Common stock funds of The Charles Schwab Corporation	869,633,073	—	—	869,633,073
Money market fund	231,248,480	—	—	231,248,480
Total investments at fair value	$7,382,428,037	$13,810,614	$—	$7,396,238,651

December 31, 2020
Investments:
Mutual funds	$3,812,808,731	$—	$—	$3,812,808,731
Self-directed brokerage accounts	1,448,584,669	17,866,339	—	1,466,451,008
Common stock funds of The Charles Schwab Corporation	607,542,124	—	—	607,542,124
Money market fund	212,760,652	—	—	212,760,652
Total investments at fair value	$6,081,696,176	$17,866,339	$—	$6,099,562,515

5.     Tax Status

The Internal Revenue Service (IRS) informed CSC in a favorable determination letter dated October 12, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021
6.     Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

December 31,	2021	2020
Net assets available for benefits per the financial statements	$7,472,993,505	$6,176,236,535
Amounts allocated to withdrawing participants	(475,314)	(305,219)
Net assets available for benefits per the Form 5500	$7,472,518,191	$6,175,931,316

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2021:

Benefits paid to participants per the financial statements	$477,895,136

Add: Amounts allocated to withdrawing participants at December 31, 2021	475,314

Less: Amounts allocated to withdrawing participants at December 31, 2020	(305,219)
Benefits paid to participants per Form 5500	$478,065,231

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to, but not yet paid as of the end of the year.

7.     Subsequent Events

CSC has evaluated the impact of events that have occurred subsequent to December 31, 2021, through the date the Plan’s financial statements were filed with the SEC. Based on this evaluation, CSC has determined none of these events were required to be recognized or disclosed.

******

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; Plan Number 002)

FORM 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
December 31, 2021

		Shares or		Current
	Identity of Issue	Par Value	Cost (1)	Value
	Common Stock Funds of The Charles Schwab Corporation:
*	Schwab 401(k) Equity Unit Fund	5,987,013		$507,355,775
*	Schwab Employee Stock Option Plan Equity Unit Fund	3,110,816		263,705,321
*	Schwab TD Ameritrade Converted Equity Unit Fund	1,165,105		98,571,977
	Total common stock funds of The Charles Schwab Corporation	10,262,934		869,633,073

	Mutual Funds:
**	Schwab 1000 Index Fund®	11,211,002		1,160,675,061
	Vanguard Total Bond Market Index Fund	82,195,038		919,762,477
**	Schwab Fundamental US Large Company Index Fund	22,327,649		512,419,538
**	Schwab International Index Fund®	20,042,338		474,201,719
	Fidelity Small-Cap Index Fund	14,370,985		396,064,351
**	Schwab Treasury Inflation Protected Securities Index Fund	23,280,547		290,308,423
**	Schwab Fundamental US Small Company Index Fund	15,304,842		268,140,829
	Vanguard Emerging Markets Stock Index Fund	2,035,807		211,133,588
	Vanguard Real Estate Index Fund	6,241,232		158,714,541
**	Schwab Fundamental International Large Company Index Fund	8,044,352		81,408,845
**	Schwab Fundamental International Small Company Index Fund	3,127,006		44,184,591
**	Schwab Fundamental Emerging Markets Large Company Index Fund	3,854,508		37,504,365
	Total mutual funds			4,554,518,328

	Self-directed brokerage accounts			1,740,838,770

	Cash Equivalent:
	Vanguard Treasury Money Market Fund			231,248,480

*	Participant Notes Receivable:
	7,935 loans with interest rates ranging from 4.00% to 9.25% maturing through 2046			76,023,098

	Total			$7,472,261,749

(1)	Cost information is not required as investments are participant-directed.
*	A party in interest as defined by ERISA.
**	Managed by a party in interest as defined by ERISA.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Exhibit Index

The following exhibit is filed as part of this Annual Report on Form 11-K.

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:	June 8, 2022	/s/ David Callahan
David Callahan
Managing Director
Human Resources Compensation and Benefits
on behalf of Charles Schwab & Co. Inc.,
the Plan Administrator